■     EXHIBIT 99.1

Response to the requested disclosure from KSE
regarding to the listing of POSCO’s shares on the Tokyo Stock Exchange.

     The Company is reviewing the listing of its shares on the Tokyo Stock Exchange however, nothing has been determined.